Exhibit 99.2

PACIFIC DRILLING S.A. ANNUAL GENERAL MEETING FOR HOLDERS AS OF 3/30/12 TO BE HELD ON 5/14/12 Your vote is important. Thank you for voting.

Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 9:00 am ET on 5/11/2012.

To vote by Internet

1)    Go to website www.proxyvote.com.

2)    Follow the instructions provided on the website.

To vote by Telephone

1)    Call 1-800-454-8683.

2)    Follow the instructions.

To vote by Mail

1)    Check the appropriate boxes on the voting instruction form below.

2)    Sign and date the voting instruction form.

3)    Return the voting instruction form in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	M45920-P25467

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following material is available at www.proxyvote.com: Proxy Statement

	PLEASE “X” HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON	☐

Agenda and Proposals:			For	Against	Abstain

1.	To acknowledge the management report of the Board of Directors (as reflected in the Company’s 2011 Annual Report on Form 20-F) and the report of the independent auditor on the unconsolidated annual accounts of the Company prepared in accordance with the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts) for the financial period from 11 March to 31 December 2011;		☐	☐	☐

2.	To adopt the Annual Accounts for the financial period from 11 March to 31 December 2011;		☐	☐	☐

3.	To allocate the net result shown in the Annual Accounts for the financial period from 11 March to 31 December 2011;		☐	☐	☐

4.	To grant discharge to the directors of the Company in relation to the financial period from 11 March to 31 December 2011;		☐	☐	☐

5.	To approve customary and reasonable remuneration for the directors of the Company consistent with that of similarly situated companies in the industry in which the Company operates; and		☐	☐	☐

6.	To re-appoint KPMG Luxembourg, Réviseur d’enterprises agréé, as independent auditor of the Company until the Annual General Meeting of the shareholders of the Company to be held in 2013.		☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date